FLORIDA GAMING CORPORATION

3500 NW 37th Avenue

Miami, Florida 33142

(305) 633-6400

January 10, 2013

Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Florida Gaming Corporation Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed December 17, 2012 File No. 000-09099

Dear Mr. Webb:

In reply to the staff’s request for additional information regarding the Company’s filing of Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A on December 17, 2012, we provide the following information:

General

1.	Please revise to include the information required by Item 402(t) of Regulation S-K or tell us why you do not believe that this is necessary.

Response:

We have revised the proxy statement to include the information required by Item 402(t) of Regulation S-K at page 44.

Purchase Price, page 6

To the Company, page 6

2.	Please revise to clarify the amount the company will receive pursuant to the sale transaction with Silvermark by identifying in tabular form the aggregate purchase price expected to be received followed by the amount that the purchase price will be reduced for purposes of repayment of outstanding indebtedness, the payment of amounts due pursuant to the warrant agreement with ABC Funding, the indemnification escrow, the transaction fees and costs, any salary payments, the estimated costs to maintain your company, the accrued dividends and liquidation preferences on your outstanding classesof preferred stock and any other expenses. For each expense, if applicable, please identify the party that will receive such funds and, to the extent that such parties are related parties, please include a footnote that identifies the party as such with a cross-reference to your Interests of Certain Parties in the Matters to be Acted Upon section.

Mr. Max A. Webb

January 10, 2013

Response:

We have revised the proxy statement to include the requested tabular disclosure a page 7.

3.	We note your disclosure on page 8 that following the closing of the transaction contemplated by the sale transaction, you will continue to pay consulting fees to Freedom Financial. With a view towards revised disclosure please tell us why you intend to continue your consulting agreement with Freedom Financial after the sale of your only operating asset.

Response:

Upon further review of our consulting agreement with Freedom Financial, with a view toward additional disclosure, we have determined that the agreement automatically terminated by its terms upon the appointment of a receiver at Florida Gaming Centers on October 25, 2012. We delivered notice of such termination to Freedom Financial on January 8, 2013. Freedom Financial subsequently acknowledged the termination of the consulting agreement effective October 25, 2012, acknowledged that no further amounts are due to Freedom Financial under the consulting agreement, and released the Company from any further obligations in connection with the consulting agreement. We have revised our proxy statement disclosure to reflect the termination of the consulting agreement.

Our board of directors has approved the Company’s entry into another consulting arrangement following the consummation of the sale transaction or the termination of the Stock Purchase Agreement; the board’s authorization is not limited to a consulting arrangement with Freedom Financial. The Company’s entry into such an arrangement would be conditioned upon our having sufficient capital to pursue other business opportunities after management has assessed the Company’s then current financial condition. Our board has limited the consideration payable under any such consulting agreement to $25,000 per month. We have disclosed this board authorization in the proxy statement on pages 12 and 42.

Interests of Certain Parties in the Matters to be Acted Upon, page 8

4.	Please revise to identify the parties discussed in this section and to quantify the approximate dollar value of the amount involved in each transaction and the related person’s interest in the transaction. In addition, please revise to disclose the guarantee of the termination fee of $4.6 million dollars, payable to Silvermark, by W. Bennett Collett and W. Bennett Collett, Jr. Disclose the aggregate amount of the interests discussed on page 37 here. Also indicate the current salaries of each of the Colletts to assist investors in understanding their possible interest.

Mr. Max A. Webb

January 10, 2013

Response:

We have revised the proxy statement to include the disclosure requested by your comment.

As requested by your letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Very truly yours,

/s/ W. Bennett Collett, Jr.
W. Bennett Collett, Jr.
President and Chief Executive Officer

cc:	Sonia Bednarowski
Securities and Exchange Commission
R. James Straus
Joshua M. O'Bryan
Frost Brown Todd LLC